

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2022

Jurgita Ashley
Thompson Hine
3900 Key Center
127 Public Square
Cleveland, OH 44114

> **Re: Rubicon Technology, Inc.**
> **Soliciting Materials filed pursuant to Rule 14a-12 on February 24, 2022**
> **Filed by Paragon Technologies, Inc. and Hesham M. Gad**
> **File No. 001-33834**

Dear Ms. Ashley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Soliciting Materials filed pursuant to Rule 14a-12 on February 24, 2022

Soliciting Materials, page 4

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for:

   - your disclosure in the fifth bullet point on slide 4 of your presentation that the company has taken actions that "...have insulated insiders from ANY accountability from outside owners of RBCN." In this respect, we note, for example, that the staggering of the board of directors does not appear to prevent security holders from electing directors other than incumbent directors.
   - your disclosure in slide 11 that certain tax assets "...will NEVER materialize."
   - your disclosure in slide 14 that certain security holders were allowed to hold more

shares than allowed under the poison pill because of a "...friendly history with the current CEO..."

- your disclosure in the last bullet point on page 28.

Soliciting Materials, page 9

2. Please provide us support for your assertion that the losses related to Direct Dose totaled over $1 million.

Soliciting Materials, page 20

3. Please provide us supplemental support for the referenced potential target company and its expression of "good faith interest."

Soliciting Materials, page 22

4. Please provide us support for the projections included in slide 22, and for the "Today" column and the first bullet point in the "Tomorrow" column on slide 23.

5. With a view toward revised future disclosure, please provide support for your expectations for the combined company should RBCN acquire the target company you have identified.

Soliciting Materials, page 26

6. Please revise future similar statement to clarify which of your proposed actions require security holder approval and to describe the ability of any directors you nominate to carry out action at the board level.

7. With a view toward more fulsome future disclosure, please tell us how you "will" deliver quality revenues and profits. Your statement appears to be a guarantee of future financial results.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions